Marked to Show Changes


As filed with the Securities and Exchange Commission on November 27, 2006

                                                    Registration No. 000-51872

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRANTS OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                   LILM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                                87-0645394
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


           1390 South 1100 East # 204, Salt Lake City, Utah 84105-2463 (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (801) 322-0253


Securities to be registered under Section 12(b) of the Act:

 Title of each class                             Name of each exchange on which
 to be so registered                             each class is to be registered

         N/A                                                  N/A


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of Class)


                                                    LILM, INC.

                                                   FORM 10-SB/A

                                                 TABLE OF CONTENTS
                                                                                                            PAGE
                                                                                                            ----
                                                       PART I

ITEM 1.           Description of Business............................................................          3

ITEM 2.           Management's Discussion and Analysis or Plan of Operation..........................         11

ITEM 3.           Description of Property............................................................         17

ITEM 4.           Security Ownership of Certain Beneficial Owners and Management.....................         17

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons.......................         17

ITEM 6.           Executive Compensation.............................................................         19

ITEM 7.           Certain Relationships and Related Transactions.....................................         19

ITEM 8.           Description of Securities..........................................................         20

                                                       PART II

ITEM 1.           Market Price of and Dividends on the Registrant's Common Equity and
                    Related Stockholder Matters......................................................         20

ITEM 2.           Legal Proceedings..................................................................         22

ITEM 3.           Changes in and Disagreements with Accountants......................................         22

ITEM 4.           Recent Sales of Unregistered Securities............................................         22

ITEM 5.           Indemnification of Directors and Officers..........................................         23

                                                      PART F/S

                  Financial Statements...............................................................         24

                                                      PART III

ITEM 1.           Index to Exhibits..................................................................        S-1

ITEM 2.           Description of Exhibits............................................................        S-1

                  Signatures.........................................................................        S-2


                                     PART I

ITEM  1.      Description of Business

Business Development

     History
     -------

     LILM, Inc. (the "Company") was organized on December 30, 1999 under the laws of the State of Nevada as a wholly owned subsidiary of LiL Marc, Inc., a Nevada corporation. On that date the Company acquired from LiL Marc, Inc. the U.S. patent rights to the LiL Marc "Training Urinal" a plastic toilet-training device (U.S. Patent Number 318,325, issued July 16, 1991). The Company also acquired the trade name "LiL Marc" and rights to manufacture and market the product. The Company submitted the Patent Assignment to the United States Patent Office in Washington, D.C. and, on February 10, 2000, the assignment was recorded.

     The Company is primarily involved in the manufacture and marketing of the LiL Marc, a plastic boys toilet-training device constructed of white polyethylene plastic having the appearance of white porcelain. The Company also intends to explore the potential development, marketing and manufacturing of complementary baby products.

     The LiL Marc training urinal was invented by James Curt McKiney and a patent was issued to him on July 16, 1991. Approximately 3,500 units were sold by the inventor, primarily between 1992 and 1994. In 1997, LiL Marc, Inc. (Nevada), our predecessor company, acquired the marketing and patent rights to the LiL Marc training urinal from the inventor. On December 30, 1999, LiL Marc, Inc. (Nevada) created LILM, Inc., as a wholly owned subsidiary and the patent and marketing rights to the LiL Marc were conveyed to LILM, Inc..

     In June 2000, the Company's current President, George I. Norman, III, acquired in a private transaction 100% of the Company's 1,000,000 issued and outstanding shares of common stock and the Company ceased to be a subsidiary of LiL Marc, Inc. (Nevada). Subsequently in October 2002, LiL Marc, Inc. (Nevada) acquired InkSure Technologies, Inc. and became engaged as a developer and marketer of customized authentication systems designed to enhance the security of documents and branded products for protection from counterfeiting and diversion. Since June 2000, the Company has not had any connection or relationship with LiL Marc, Inc. (Nevada), now known as InkSure Technologies, Inc.

     Since 2000, the Company has maintained its corporate offices in Salt Lake City, Utah and also kept an adjunct office in Las Vegas, Nevada until 2004. In December of 2004,the company closed its Las Vegas office and moved all operations to Salt Lake City, Utah. In connection with this move, on December 10, 2004, the Company created a new Utah corporation as a wholly owned subsidiary under the name of LiL Marc, Inc. The Company then transferred all of its assets to LiL Marc, Inc. (Utah) in January 2005, in exchange for all 1,500,000 shares (100% of LiL Marc's outstanding common stock. By incorporating in Utah as LiL Marc, Inc., the Company consolidated its operations in one location and reduced duplicated operating expenses.

     On February 25, 2005, the Company submitted a subsequent Patent Assignment to the United Sates Patent Office conveying the patent rights to our wholly owned subsidiary, LiL Marc, Inc. (Utah). In connection with the assignment of the patent, LiL Marc, Inc. (Utah) will pay to James Curt McKiney, the inventor of the LiL Marc training urinal, an ongoing royalty of $0.25 per urinal sold, due each year on March 31 beginning in 2005. As of September 30, 2006, a total of $36.00 in royalty payments have been paid to the inventor.

     Stock Offering
     --------------

     On February 21, 2002, the Company commenced an offering of its common stock pursuant to an exemption from registration under the Securities Act of 1933 (the "Securities Act") provided by Rule 504 of Regulation D promulgated thereunder. The offering was for 1,500,000 shares of common stock at the offering price of $0.08 per share. The Company sold a total of 763,750 shares to 59 investors for gross proceeds of $61,100 and filed a final Form D with the SEC in March 2003. The term of the offering was for one year commencing February 21, 2002. In connection with the offering, the Company engaged Stanley K. Stilwell of Las Vegas, Nevada to act as its sales agent.

     Registration Statement
     ----------------------

     The Company is voluntarily filing this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), will enable the Company to make an application to have its common stock traded in the public over-the-counter market. Also, being a reporting company will make information concerning the Company more accessible to its stockholders, prospective stockholders and the public trading market. As a result of filing this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements.

     The Company's principal executive offices are located at 1390 South 1100 East # 204, Salt Lake City, Utah 84105-2463 and its telephone number is (801) 322-0253.

LiL Marc Training Urinal

     The LiL Marc is a simple to use plastic urinal used in the bathroom ("potty") training of young boys. The LiL Marc is constructed from high quality, recyclable, high density, white polyethylene plastic and, because of its white porcelain appearance, looks like a full-sized urinal found in public restrooms, only on a smaller scale. It is intended to assist in the training of daytime bladder control of young boys. By using the LiL Marc, a male child can be potty-trained standing up like a little boy, instead of being trained sit- down fashion like a little girl.

     The LiL Marc is marketed as a stand alone unit with a removable support to stand the unit at the proper height for young boys. It can be easily transported to another room or used when traveling. The LiL Marc may also be attached to a wall or door using the mounting bracket and screws, both provided with the unit. The mounting bracket holds the unit securely and slides off easily to empty and clean with any detergent or bathroom cleaner. The LiL Marc features a built-in pour spout that makes it easy to empty and clean. The LiL Marc is a one-time purchase and does not need any other supplies. It is designed so that young boys of all sizes can comfortably stand while facing the unit. It has a height of 24 inches and a width of just over 10 inches.

Production

     In addition to acquiring the patent rights to the LiL Marc, the Company also acquired the production air mold and rotational mold used to manufacture the training unit and its stand. The molds are located at Blow Molded Products in Glen Avon, California, a specialty boutique blow mold manufacturer. By having another company manufacture the LiL Marc, the Company is able to produce a quality product in mass at a competitive price. Using the air mold enables the Company to produce large or small orders and, during test marketing by the inventor, the air mold produced over 3,000 units with a high quality finish. The Company has an arrangement with Blow Mold Products whereby it will use the air mold to manufacture the wall mount and LiL Marc urinal for a specified production price. The stand is manufactured elsewhere.

     The arrangement with Blow Molded Products consists of the Company submitting a purchase order and payment terms are discussed at the time of the order. All orders are FOB shipping point with shipping and delivery arranged by the Company. The Company is required to provide a production ready mold, which is currently onsite at Blow Molded Products. Each order includes the standard terms and conditions concerning any individual. The Company does not have a formal contract with Blow Molded Products other than individual purchase orders.

     The Company uses a subcontractor, Rotational Molding of Utah located in Brigham City, Utah, that uses custom rotation molds to manufacture the stands. The Company's arrangement with Rotational Molding is that the Company submits a purchase order on the terms that payment is due within 30 days of completing the order. All orders are FOB shipping with shipping and delivery arranged by the Company.

The Company does not have a formal contract with Rotational Molding other than individual purchase orders for each order.

     Cost of production, based on a projected 5,000 LiL Marcs manufactured, is approximately $2.94 per urinal and $2.00 per stand. Due to the size and shape of the LiL Marc, packaging and shipping initially required a special order box. However, the Company has developed a shrink wrap package that costs approximately $1.50 per unit. The Company currently assembles the product at its Salt Lake City facility and individually shrink wraps each product using an American International Electric, Inc. shrink packaging system. This system can wrap one unit in a two-and-a-half minute time period. The product is then placed in a brown shipping box. Thus, the total manufacturing and packaging cost are approximately $6.44 per finished LiL Marc, which has a suggested retail price of $19.95.

     The Company is committed to produce its product solely in America and the product has an industry recyclable rating of 2. This rating appears as a commonly used recyclable symbol (triangular shape) with the number 2 and the word "HOPE", denoting that the product is made of a plastic resin consisting of high density polyethylene. The recycle applications are common drainage pipe, liquid laundry detergent bottles, oil bottles, pens, benches, doghouses, recycling containers, floor tile, picnic tables, fencing, lumber, and mailbox posts.

     The Company guarantees the LiL Marc Potty Trainer against defects in materials and workmanship for a period of two years from the date of purchase. If the product is found to be defective, the Company will replace it with a new LiL Marc and pay shipping for the replaced product. To date, there have been no claims filed or requests for replacement products.

Marketing

     The LiL Marc, it is marketed through the Company's websites at www.LiLMarc.com and www.BoysPottyTraining.com The LiL Marc is also represented on several other websites that specialize in the marketing of potty training products for boys, which enhances the visibility of the product. Currently these resellers include PottyTrainingSolutions.com, PottyTrainingConcepts.com, ZipBaby.com and Babybungalow.com. The Company has realized nominal international sales. On November 7, 2005, one LiL Marc was shipped to Japan with a charge of $44.45 USD, including shipping. On April 11, 2005, we shipped one LiL Marc to Canada with a charge of $25.20 USD including shipping.

     In 2005, Narmin Parpia of PottyTrainingConcepts.com, an internet web reseller of the Company's product, displayed the LiL Marc at a national trade show, but met with little success. Management believes that the Company needs to sponsor its own display at future shows for any meaningful results. Due to the extremely high costs of participating in national trade shows, management has no current plans to do so. Management believes that the world wide web gives the highest degree of visibility for the LiL Marc at this time.

     The LiL Marc inventor did perform limited test marketing which included pricing information, product layout suggestions, and some mail order product introduction. The inventor arranged for the LiL Marc, on a limited scale, to be advertised in the 1993 July and August editions of Parenting Magazine and in the 1993 May/June edition of Twins Magazine. The ads featured the LiL Marc in color and black and white and offered the product for sale at prices between $19.95 and $24.95. The inventor also arranged for the product to be advertised in the 1994 spring issue of One Step, a baby care mail order catalog, at a featured price of $19.95. In reliance upon the best information available to management as provided by the inventor, approximately 3,500 units were sold, primarily during the period from 1992 through 1994. These units were sold by the inventor prior to the involvement of our predecessor company LiL Marc, Inc., (Nevada) which acquired the marketing and patent rights to the LiL Marc training urinal from the inventor in 1997. Subsequently these rights were conveyed to the Company in 1999.

Competition

     Competitive conditions in the industry are dependent on the products and marketing ability of the various companies that are selling similar potty training products. Management believes that are currently four or five companies marketing products similar to the LiL Marc. These products range from simple colored floating targets to complex molded adaptations that are attached to the toilet bowl. There is currently only one other free standing urinal in the marketplace, the "Peter Potty," but its retail price of $49.95 far exceeds the LiL Marc price of $19.95 and its upper water reservoir and flushing design limits its portability. The Company offers the only free-standing training urinal that does not require a water source, making it completely portable. Current competitors require a commode basin to attach their product, such as the "Weeman," or require a water source to fill the urinal flushing tank, as in the "Peter Potty."

     Most of the Company's competitors compete using similar methods, primarily relying on their websites and the websites of resellers to market their products. The Company's competitive position against these other companies varies depending on each individual competitor's advertising and marketing budgets. Management believes the Company can compete against these smaller companies because of its product's portability, ease of cleaning, and no requirement for a water source. The Company's product is priced in the middle range of these similar products.

     The other competition to the LiL Marc is a wide variety of standard potty trainer "potties" designed for either little boys or girls which are produced and marketed through much larger companies. These competitors have a marketing advantage over the LiL Marc because their products are usually sold in nationwide retail stores through wholesale distributors. Additionally, these larger competitors have marketing budgets that allow them to advertise in toddler and parenting magazines and on television. The Company does not have a budget or the ability for national advertising and marketing and instead, must rely on its website and on the websites of resellers as well as word of mouth from customers. When compared with these larger companies, the Company is at a competitive disadvantage as to marketing and advertising. Management believes that the Company's competitive position is more advantageous against these larger companies because the LiL Marc is a stand alone urinal compared to standard trainer potties. The Company's product has similar pricing to most trainer potties.

Research and Development

     Presently, the Company is not allocating funds for research and development activities to develop new products or technology. Management does not anticipate allocating funds for primary research in the immediate future. The Company intends to limit development activities to improving the existing LiL Marc product, its production costs and the possible development of complimentary accessories. Management believes that future LiL Marc accessories, once properly sourced, would be relatively inexpensive and their addition could enhance the overall experience when using the product. Accessories can also help in creating product loyalty and may also allow the Company to increase the suggested retail price. However, it will still be difficult for the Company to explore any new products and accessories until such time as revenues from the sale of the LiL Marc have provided sufficient capital reserves to commence such a venture. A minimum capital reserve of $5,000 would be required to explore any accessory possibilities.

Patents and Trademarks

     The inventor of the LiL Marc applied for and, on July 16, 1991, was granted a patent relating to the LiL Marc Training Urinal (U.S. Patent Number 318,325). The rights to the patent, the trade name LiL Marc and the right to manufacture the product were subsequently assigned by the inventor to LiL Marc, Inc. (Nevada) on November 10, 1997. LiL Marc, Inc. subsequently assigned the patent, trade name and rights to manufacture to LILM on December 30, 1999. The Company submitted the Patent Assignment to the United States Patent Office and on February 10, 2000, the assignment was recorded in the Patent Office. On February 25, 2005 the Company submitted a subsequent Patent Assignment to the United States Patent Office conveying the patent rights to the Company's wholly owned subsidiary, LiL Marc, Inc., a Utah corporation. In connection with the assignment of the patent, the Company's subsidiary, will pay to James Curt McKiney, the inventor of the LiL Marc training urinal, an ongoing royalty of $0.25 per urinal sold, due each year on March 31 beginning in 2005.

     On July 16, 2005 the design patent for the LiL Marc training urinal expired and as of this date the Company has not yet applied for a new patent with modifications to the LiL Marc's design. Management is evaluating the available options for making any new filing. At this time the Company is relying on the complex engineering in the current production molds for product protection against any copy of the product. Management believes that a substantial investment of $100,000 or more for production, marketing and packaging would be necessary to bring a similar product to the market. However, without patent protection, current competitors and/or other businesses could duplicate the product and market the same or similar product in direct competition with the LiL Marc. Presently, the Company does not anticipate filing additional patent applications if new and/or improved products are developed.

     There can be no assurance that any future patent applications will result in patents being issued or that the existing patent, or any new patents, if issued, will afford any meaningful protection from competitors. Also, there can be no assurance that the Company will have the financial resources necessary to enforce any patent rights it may hold. The Company is not aware of any claim that its patent may infringe, or will infringe any existing patent. However, in the event such a claim is made and the Company is unsuccessful against such claim, the Company may be required to obtain licenses to such other patents or proprietary technology in order to develop, manufacture or market its products. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

Employees and Compensation

     The Company presently have one full-time employee, its President, George I. Norman III, and anticipates that he will devote a minimum of 20 hours per week to company business. Laurie Norman, the Company's Secretary/Treasurer continues to assists Mr. Norman when needed as an office manager. The Company also has one part-time laborer and will continue to rely on part-time help for office and secretarial work and labor for packaging, shipping and inventory control. The Company may also use the services of certain outside consultants and advisors as needed on an hourly basis. The Company's web design and packaging art is rendered by third parties. When the Company has generated sufficient revenues it will consider hiring additional employees. It is not anticipated that the Company will have to make significant payroll expenditures until such time as sales of the LiL Marc exceed 500 units per month. However, there can be no assurance that the Company will ever achieve or exceed this level of unit sales.

     The board of directors has considered an employee bonus, profit sharing or deferred compensation plan, however no such plans are anticipated to be finalized in the immediate future. The Company does not have any employment contract with any director or employee.

Facilities

     The Company's facilities consist of a corporate general office located at 1390 South 1100 East, #204, Salt Lake City, Utah 84105, consisting of approximately 440 square feet situated in a professional office building with some additional room for product and supply storage. The Company is conveniently located near a FedEx Kinkos and US Post office for order fulfillment. The facilities shared with the personal offices of the Company's President, Mr. Norman, at a month-to-month base rate of $200 per month plus utilities and storage as needed. Mr. Norman conducts his consulting business and manages his personal investments in the same office facilities and pays an additional $250 per month towards the shared rent. Management believes that the current facilities are adequate for the immediate future. Additionally, the Company uses storage facilities for inventory located at a local mini warehouse facility in the Salt Lake City at a cost of $100 per month. This facility has the capacity to hold approximately 5,000 LiL Marcs.

Industry Segments

     No information is presented regarding industry segments. The Company is presently engaged in the production and marketing of a plastic boys toilet-training device and has no current plans to participate in another business or industry. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.




Risk Factors Related to the Company's Business

     The Company is subject to certain substantial risks inherent in its business and set forth or referred to herein. Prospective investors in the Company's securities should carefully consider, among other potential risks, the following risk factors as well as all other information set forth or referred to herein before considering an investment in the Company's common stock. An investment in the Company's shares involves a high degree of risk. If any of the following events or outcomes actually occurs, business operating results and financial condition would likely suffer. As a result, the trading price of its common stock could decline and an investor may lose all or part of the money they paid to purchase their shares.

     The Company has a limited operating history and has not recorded operating profits since its inception. Continuing losses may exhaust capital resources and force the Company to discontinue operations.
     ---------------------------------------------------------------------------


     The Company was incorporated in December 1999 as a wholly owned subsidiary of LiL Marc, Inc. (Nevada), at which time it acquired from LiL Marc, Inc. (Nevada) the U.S. patent rights to the LiL Marc "Training Urinal," the trade name "LiL Marc" and rights to manufacture and market the product. LiL Marc, Inc.(Nevada) initially acquired the rights to the LiL Marc product in 1997and marketed the product until the rights were assigned to the Company in 1999. Since acquiring the product rights from LiL Marc, Inc. (Nevada), the Company has had a limited operating history and incurred net losses since inception. From its inception through September 30, 2006, the Company has incurred cumulative losses of approximately $77,595. There can be no assurance that the Company will produce future material revenues or achieve profitability in the immediate future or at any time for the Company or its stockholders or that any such business will operate on a profitable basis. The potential to generate profits from the Company's business depends on many factors, including the following:


     o the ability to secure adequate funding to increase marketing and fund future production of its product;

     o the size and timing of future customer orders, product delivery and customer acceptance, if required;

     o   the costs of maintaining and expanding operations; and

     o the ability to attract and retain a qualified work force as business warrants.

     There can be no assurance that the Company will be able to achieve any of the foregoing factors or realize profitability in the immediate future or at any time.

     In order to continue  business,  the Company may have to secure  additional capital. Additional required capital may not be available at attractive terms which would have a material negative effect on the company's business and operating results.
     ---------------------------------------------------------------------------

     In the event the Company needs additional funds in order to continue or increase its current business operations, it may not be able to secure such funding. In the past the Company's has been dependent on funds raised in its stock offering in 2002 and the infusion of capital from directors and stockholders in order to continue its business. Currently, management estimates recurring annual total expenses to be approximately $20,000. Management further expects that general, administrative and other operating expenses will increase substantially as the Company accelerates efforts to expand its business and to satisfy increased reporting and stockholder communications obligations under the securities laws.

     There can be no assurance that the Company will be able to obtain necessary funds required to continue operations, or that such funds will be available on favorable terms favorable, or at all. If the Company borrow funds it will have to pay interest and may also have to agree to restrictions that limit operating flexibility. In addition, the Company's cash requirements may vary materially from those now anticipated by management. These changes may be due to the results of business expansion, potential changes in capital and debt markets, terms on which financing can be obtained, competitive factors and other factors. If adequate funds are not available, the Company may be required to curtail operations which would have a negative effect on the Company's financial condition.

     The Company may not be able to expand the market for its product, which could cause its business to fail.
     ---------------------------------------------------------------------------

     It is management's intent to expand the market for the Company's product, but only as ongoing business conditions warrant and, if necessary, funds are available. The Company presently operates in a limited geographical marketing area in and via the Internet. In order to expand the area in which the Company operates, it must expand its facilities, purchase additional equipment and retain additional personnel. Also, there can be no assurance that if the Company's does expand into new areas, that such expansion will be successful or that the business generated form the addition of markets will warrant the expenses necessary to facilitate the expansion. If the Company is unable to successfully expand its marketing area and products offered, its business may not be able to grow, or it may possibly decrease which will have a negative impact on future operations.

     The Company has only one manufacturer of its product and if this sole producer is no longer able to produce the units, the Company may be unable to find a replacement manufacturer and the Company's business could be negatively affected.
     ---------------------------------------------------------------------------

     Blow Molded Products is presently the only manufacturer of the Company's product, although the stand is subcontracted to a separate entity. If Blow Molded Products was unable to continue to produce the LiL Marc units, the Company would have to locate another custom blow molded manufacturing company. Although the product was previously produced by Flambeau Airmold, in Redland, California, the Company is not certain whether they could currently produce the product on reasonable terms. Management is currently not aware of any other custom blow molded manufacturers that can offer the flexibility of orders as small as 100 and that is also capable of producing orders as large of 10,000.
Accordingly, there can be no assurance that the Company could locate an alternate manufacturer to produce its product and, that if it were able to find an alternate, that the production costs and associated expenses would be on terms favorable to the Company. In this event, the Company would suffer a delay in production that could negatively affect sales and have an adverse effect on the Company's business and financial condition.

     The design patent for the LiL Marc training urinal has expired which could allow competitors and other businesses to duplicate and market a similar product, which would have a negative impact on the Company's future revenues and financial condition.
     ---------------------------------------------------------------------------

     The design patent for the LiL Marc, the Company's only product, expired in July 2005 and the Company does not anticipate filing for additional patent applications related to the product. Without patent protection, the Company must rely on the complex engineering in the current production molds for product protection against any copy of the product. It is possible that a competitor or other business may duplicate the product and market the same or similar product in direct competition with the LiL Marc. This could have a severe and negative impact on future sales of the LiL Marc, which would negatively affect the Company's financial condition.

     The industry in which the Company operates is highly competitive and could affect results of operations, which would make profitability even more difficult to achieve and sustain.
     ---------------------------------------------------------------------------

     The baby products and related products industry is highly competitive and is marked by many competitors and potential competitors, many of which are much larger with much greater financial resources such as Fisher-Price. Most existing and potential competitors also have larger market share and larger production capability, which may enable them to establish a stronger competitive position than the Company has, in part through greater marketing opportunities. If the Company fails to compete effectively with these businesses or to address competitive developments quickly and effectively, it will not be able to grow its business or remain a viable entity.

     The Company's business could be adversely affected by any adverse economic developments in the baby products industry and/or the economy in general.
     ---------------------------------------------------------------------------

     The Company depends on the perceived ongoing demand for its baby products, which may be subject to trends in discretionary spending by the consumer. Therefore, future business is susceptible to downturns in the baby products industry and the economy in general. Any significant downturn in the market or in general economic conditions would likely hurt the Company's business.

     Management will devote only minimal time to the Company.
     ---------------------------------------------------------------------------

     Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary, except for the Company's President who will devote approximately 20 hours per week. The other directors will devote only such time to the Company as may be required as a member of the Board of Directors. Thus, because of their other time commitments, management anticipates that they will devote only a minimal amount of time to the Company, at least until such time as business warrants devoting more time.

     Effective voting control of the Company is held by its three directors.
     ---------------------------------------------------------------------------

     The Company's three directors own in the aggregate approximately 73% of the outstanding voting securities of the Company. No other person owns as much as of 10% of the outstanding shares. Accordingly, the current directors will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     Currently there is no active market for the Company's common stock.
     ---------------------------------------------------------------------------

     Although the Company's shares are quoted in the NASD Pink Sheets, there is not currently an active trading market for the shares. Following the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to make a market for the Company's shares on the OTC Bulletin Board. However, there can be no assurance that the application will be accepted or that any trading market will ever develop or be maintained on the OTC Bulletin Board, pink sheets or any other recognized trading market or exchange. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement will the Company's shares become eligible to be quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     The so called "penny stock rule" could make it cumbersome for brokers and dealers to trade in the Company's common stock, making the market less liquid which could have a negative effect on the price of the shares.
     ---------------------------------------------------------------------------

     Trading in the Company's common stock is subject to certain provisions of the Exchange Act, commonly referred to as the "penny stock" rule. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If the Company's stock is deemed to be a penny stock, trading will be subject to additional sales practice requirements on broker-dealers. These may require a broker-dealer to:

     o   make a special suitability determination for purchasers of the shares;

     o receive the purchaser's written consent to the transaction prior to the purchase; and

     o deliver to a prospective purchaser of the Company's shares prior to the first transaction, a risk disclosure document relating to the penny stock market.

     Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of the Company's shares.

     The Company has never paid a dividend and does not intend to do so in the immediate future.
     ---------------------------------------------------------------------------
     The Company has never paid cash dividends and has no plans to do so in the foreseeable future. Any future dividend policy will be determined by the Company's Board of Directors and will depend upon a number of factors, including the Company's financial condition and performance, cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws and/or credit arrangements may impose.




ITEM 2.       Management's Discussion and Analysis or Plan of Operation

     The  following   information   should  be  read  in  conjunction  with  the
consolidated financial statements and notes thereto appearing as Part F/S of this Form 10-SB.

     The Company is considered a development stage company with minimal cash assets and with only limited operations and revenue. Ongoing operating expense, including the costs associated with the preparation and filing of this registration statement, have been paid for by (i) the net proceeds of $55,030 (after deducting offering costs) from the Company's stock offering in 2002; and
(ii) from advances from a stockholder of the Company. A total of $5,797 has been advanced by Alewine Limited Liability Company, a 73% stockholder that is owned by two directors, George Norman and Laurie Norman and managed by Mr. Norman, the Company's president. The debt is evidenced by a note that is payable upon demand with a provision that an interest rate of 10% would be charged on any outstanding balance not paid when due.

     It is anticipated that the Company will require approximately $20,000 over the next 12 months to fund the Company's operations and to maintain the corporate viability of the Company. If the Company is unable to generate sufficient revenues from sales of its product, it may have to rely on funds from credit lines, directors and/or stockholders in the future. In March 2005, the Company's subsidiary LiL Marc, Inc. received tentative approval for an unsecured credit line with Wells Fargo Bank in the amount of $15,000. The credit line was never used and was closed. There can be no assurance at this time that the credit line can be reopened nor does the Company have any other potential sources of funds available to it or its subsidiary at this time. The Company also does not have any further commitments from a director or stockholder to provide any additional funding.

Results of Operations

     For the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
     ---------------------------------------------------------------------------

     The Company realized revenues of $1,515 for the year ended December 31, 2005 compared to revenues of $11,418 for the year ended December 31, 2004. The decrease in sales during 2005 is attributed to termination of a marketing agreement with Broaden Software, a designer and marketer of their own software, with offices located in India. The Company had preliminary discussions with Broaden in April 2004 whereby Broaden expressed an interest in becoming a stockholder of the Company and eventually combining their business with the

Company's. Broaden also planned to help develop and market the Company's product and, in May 2004, Broaden made a $10,000 payment to the Company toward this venture. However, the proposed transaction was never finalized and the parties mutually agreed to terminate any further discussions on September 8, 2004.

     Total expenses for 2005 were $14,207, compared to $13,149 for 2004. The increase includes a 16% increase in administrative expenses from $10,863 in 2004 to $12,624 in 2005, primarily due to a 60% increase in professional fees (from $3,190 in 2004 to $5,100 in 2005), including legal and accounting expenses. These increases were partially offset by a 9 % decrease in office expenses (from $9,934 in 2004 to $9,086 in 2005), including rent and general operating expenses that were related to moving all of the Company's operations to Utah. The Company realized a net loss of $12,692 during the year ended December 31, 2005 compared to a loss of $1,731 in 2004. The increase in net loss is directly attributed to the decreased revenues in 2005.

     For the Three and Nine Month Periods Ended September 30, 2006 Compared to the Three and Nine Month Periods Ended September 30, 2005
     ---------------------------------------------------------------------------

     During the three and nine month periods ended September 30, 2006, we realized revenues of $474 and $2,718, respectively, compared with $700 and $877 for the three and nine month periods ended September 30, 2005, respectively.
Revenues for both the 2006 periods were the result of retail internet and wholesale orders and revenues for the 2005 periods were the result of internet retail orders.

     Total expenses were $3,477 for the third quarter of 2006 compared to $1,677 for the corresponding period 2005 period, and $11,547 for the first nine months of 2006 compared to $11,297 for the corresponding 2005 period. Expenses during the third quarter and the first nine months of 2006 were primarily for administrative expenses, which increased 349% for the third quarter and 12% for the first nine months. The third quarter increase was primarily attributed to a 66% increase in rent expense (from $700 in 2005 to $1,164 in 2006), due to the timing of rental payments and varying monthly utility charges, and a 105% increase in general operating expenses (from $977 in 2005 to $2,001 in 2006) due to increased telephone, shipping and other charges. The increase in administrative expenses for the first nine months of 2006 is primarily attributed to a 15% increase in rent expense (from $2,500 in 2005 to $2,865 in 2006), also due to the timing of rental payments and varying month utility charges, and a 95% increase in general operating expenses related to telephone and shipping charges.

     The net loss for the third quarter of 2006 was $3,003 compared with a net loss of $977 for the third quarter of 2005. The increase in net loss is due to decreased revenues and corresponding increase in administrative expenses in 2006. The net loss for the first nine months of 2006 was $8,829 compared with a net loss of $10,420 for the first nine months of 2005, due to the increase in revenues and partially offset by the increase in expenses.

Liquidity and Capital Resources

     At September 30, 2006 and December 31, 2005, we had total assets consisting of cash and office equipment of $13,920 and 22,999, respectively. Total liabilities at September 30, 2006 and December 31, 2005 were $5,797 and $6,047 respectively. Total liabilities at September 30, 2006 consisted of a demand note in the amount of $5,797 issued to a private limited liability company owned by two directors, George Norman and Laurie Norman. The note is payable upon demand and does not bear an interest rate. If a portion of the principal is not paid when due then the note will bear an interest rate of 10% per annum.

     Because we currently have only minimal revenues and limited cash reserves, it anticipates that we may have to rely on our directors and stockholders to pay expenses until such time as we realize adequate revenues from the production and sales of our baby product. There is no assurance that we will be able to generate adequate revenues in the immediate future to satisfy its cash needs. At December 31, 2005, we had cash on hand of $21,530, working capital of $15,483 and total stockholders' equity of $16,952. At September 30, 2006, we had cash on hand of $12,731, working capital of $6,934 and total stockholders' equity of $8,123.

     In the opinion of management, inflation has not and will not have a material effect on the ongoing operations of the Company.

Plan of Operation

     During the next 12 months, the Company plans to focus on improving its website found at http://LiLMarc.com and http://Boyspottytraining.com. Anticipated improvements include simplifying the ordering process, improving the appearance and layout of the website, and making changes to the website that would increase impulse purchases. The Company will also continue to focus on improving its relationships with resellers that sell the Company's product on their websites and on engaging new website hosts for the product. Management anticipates that this can be accomplished through individual calls and e-mails to the website hosts. Additionally, the Company is committed to the production of additional stands when sale of more than 500 LiL Marks is achieved. Because the Company lacks immediate requisite funds, it may be necessary to rely on advances from directors and/or stockholders, although the company has no firm commitment from anyone to advance future funds. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as business warrants the payment of such.


     After paying certain costs and expenses related to ongoing administrative costs and the associated professional fees, including the cost of preparing and filing this registration statement, management estimates that it will have sufficient funds to operate for the next six to twelve months. If business revenues do not provide enough funds to continue operations, it may be necessary for the Company to seek additional financing. This would most likely come from current directors, although the directors are under no obligation to provide additional funding and there is no assurance outside funding will be available on terms acceptable to the Company, or at all.

     Because the Company relies on others for production of its product, it is not expected that the Company will have to make any significant capital expenditures for new equipment or other assets during 2006. If additional equipment does become necessary, the Company believes that it may have to seek outside financing to acquire the equipment or assets.

     Currently, the Company has three employees; its President that devotes approximately 20 hours per week to the Company's business, its Secretary that assists on an as-needed basis and a part-time laborer for packaging and shipping. Management believes that these employees will be adequate for the foreseeable future, or until the Company's production reaches a level to justify additional employees. Further, the Company believes that in the event increased business necessitates additional employees, the Company will be able to pay the added expenses of these employees from increased revenues.

Future Milestones

     The Company's plan of operations for the next twelve months will focus on enhancing its Internet website, asking for product input from its resellers and ordering additional stands, which is dependent on the sales of five hundred additional urinals. This 12 month plan includes the following:



         TASK            RESPONSIBILITY               START - END                COST
-----------------------  ----------------------  -----------------------  ----------------------
Ease process for         George Norman            June 2006 - Sept2006           $0.00
placing orders.  More                                   Completed              In-house
order buttons on
multiple web pages.
-----------------------  ----------------------  -----------------------  ----------------------
Evaluate and             George Norman             Nov 2006 - Dec 2006           $0.00
implement more color                                    In process             In-house
contrast on order
buttons.
-----------------------  ----------------------  -----------------------  ----------------------
Orders and shipping      George Norman             Jan 2007 - Mar 2007           $0.00
are currently confirmed                                  Pending               In-house
by email.  Explore and
implement a letterhead
or logo on email
notifications.
-----------------------  ----------------------  -----------------------  ----------------------
Product feedback page.   George Norman             Jan 2007 - Mar 2007           $150.00
"It worked for me!"      Laurie Norman                   Pending             Financing from
                         Bottlerocket                                        working capital.
                         Manufacturing Design
                         Co.
-----------------------  ----------------------  -----------------------  ----------------------
Change website           George Norman             Mar 2007 - June 2007          $0.00
product page drawings                                    Pending               In-house
to photographs.
-----------------------  ----------------------  -----------------------  ----------------------
Use  photographs of      George Norman             Mar 2007 - June 2007            $50.00
models with different    using volunteer models          Pending              Financing from
ethnic backgrounds to    from church and                                      working capital.
appeal to a broader      community.
range of customers.
-----------------------  ----------------------  -----------------------  ----------------------
Follow-up calls to       Laurie Norman             Nov 2007 - Jun 2007             $0.00
resellers for product                                    On-going                 In-house
input.
-----------------------  ----------------------  -----------------------  ----------------------
Production of 2000       George Norman             May 2006 - Jun 2007           $7,340.00
additional stands.       Rotational Mold of      Initiated contact with   Financing from product
                         Utah                    manufacturer. Order      sales or through loan
                                                 pending additional       from director(s).
                                                 sales of at least 500
                                                 urinals.



     To achieve these milestones during the next twelve months, will require a total monthly estimated expenditure of approximately $550. This monthly cost will consist of office phone and fax (approximately $52 per month), 800 number (base of $5 plus per call charge of $0.15 per minute), office rent ($200 per month), storage rent ($100 per month), and part time help for packaging (estimated to be from $80 to $120 per month). Additionally, there is a monthly internet commerce cost of $65.

     Management also estimates that during the next six months, depending on continuing sales, the Company may need to order an additional 2,000 unit stands at a cost of $3.67 each, for a total cost of $7,340. These stands will take 10 weeks to produce on a rotational mold by the manufacturer, Rotational Mold of Utah. This production cost will be funded from product sales or through a loan from a director(s).


     Management believes that funds for the Company's cost of operations for the next 12 months will come from current working capital, revenue generated from product sales, and possibly loans or advances from the officers and directors, although no officer or director has made any such commitment. There can be no assurance that the Company will be able to generate or secure adequate funds to accomplish the Company's objectives during the next twelve months.

Net Operating Loss

     The Company has accumulated approximately $68,766 of net operating loss carryforwards as of December 31, 2005 and $77,595 as of September 30, 2006. This loss carry forward may be offset against taxable income and income taxes in future years and expires starting in the year 2021 through 2027. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. This could occur in the event the Company is purchased, acquired by or merges with another company whereby the stockholders of the new or merging company would be issued the majority of the issued and outstanding shares and the Company's current stockholders would hold a minority of the issued and outstanding shares. This could result in an annual limitation on the amount of net operating loss carryforwards that could be used by the ongoing business.

     The income tax benefit of approximately $21,000 at December 31, 2005 and $23,300 at September 30, 2006 from the carryforwards has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations.


Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than the first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The FSP provides a limited deferral (until the end of the second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. Management will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46, management has not determined the impact on consolidated results of operations or financial position.

     In April 2003, the FASB issued Statement of Financial  Accounting Standards
(SFAS) SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The Company adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations or financial position.

     On December 16, 2004 the FASB issued SFAS No. 123(R), Share-Based Payment, which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in the financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. Management will adopt this new standard effective for the fourth fiscal quarter of 2005, and has not yet determined what impact this standard will have on the Company's financial position or results of operations.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

     In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-sharing Transactions, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

     In December 2004, the FASB issued SFAS No.153, Exchange of Nonmonetary Assets. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

Forward Looking and Cautionary Statements

     This registration statement includes "forward-looking statements" that may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," expect," anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results, and financial position. The Company caution readers that a variety of factors could cause its actual results to differ materially from the anticipated results or other matters expressed in forward- looking statements.

These risks and uncertainties, many of which are beyond the Company's control, include:

     o the ability to maintain current business and, if feasible, expand the marketing of products;

     o   the ability to attract and retain new individual and retail customers;

     o the sufficiency of existing capital resources and the ability to raise additional capital to fund cash requirements for future operations;

     o uncertainties involved in the rate of growth of business and acceptance of the Company's product and;

     o anticipated size or trends of the market segments in which the Company competes and the anticipated competition in those markets;

     o future capital requirements and the Company's ability to satisfy its needs;

     o   general economic conditions.

     Although management believes the expectations reflected in these forward-looking statements are reasonable, such expectations cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the risk factors section and elsewhere in this registration statement identify important risks and uncertainties affecting the Company's future, which could cause actual results to differ materially from the forward-looking statements made herein.

ITEM 3.       Description of Property

     The Company does not presently own any property, but instead rents its current office facilities on a month-to-month basis at a cost of $200 per month plus utilities. The offices are shared with the personal offices of the Company's President and consist of approximately 352 square feet. Additional storage space of approximately 200 square feet is also available, as needed. The Company also rents a mini warehouse storage facility consisting of 360 square feet at a cost of $100 per month. Management believes that the Company's current facilities, although limited, are adequate for current business operations.

ITEM 4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, based upon the Company's stockholder records and the representations of its officers and directors, as of December 31, 2005, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                          Amount and Nature of     Percent
of Beneficial Owner                       Beneficial Ownership     of Class(1)
--------------------                      --------------------     -----------
Alewine Limited Liability Company (2)             1,863,475           72%
  1390 South 1100 East Ste. 204
  Salt Lake City, UT  84105
Jessie Scott Bean                                   20,000             1%
  8313 Aspenbrook
  Las Vegas, NV 89145
All directors and officers as                     1,883,475           73%
  a group (3 persons)
-----------------------------------
      *  Director and/or executive officer
     Note: Unless otherwise indicated, the Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 2,583,750 shares of common stock outstanding on September 30, 2006.

     (2) Alewine Limited Liability Company is a Nevada limited liability company managed by Mr. Norman, the Company's President, through which he manages his personal investments and conducts his self-employment consulting business in the area of real estate management and corporate finance. Alewine Limited Liability Company is owned by George Norman and Laurie Norman, the Company's Secretary. By resolution of its members, Mr. Norman has voting and investment control over Alewine.

ITEM 5.       Directors, Executive Officers, Promoters and Control Persons

     The executive officers and directors of the Company are as follows:

              Name                    Age            Position
              ----                    ---            --------
         George I. Norman III         52      President, Chief Executive Officer
                                                 and Director
         Laurie J. Norman             43      Secretary / Treasurer and Director
         Jessie Scott Bean            50      Director

---------------------------

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, the directors may defer their expenses and/or take payment in shares of the Company's common stock. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

     No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

     Directors currently devote only such time to company affairs as needed. The time devoted could amount to as little as 1% of the time they devote to their own business affairs, or if business conditions ultimately warrant, they could possibly elect to devote their full time to the Company's business. Presently, there are no other persons whose activities are material to the Company's operations.

     Currently, there is no arrangement, agreement or understanding between the Company's management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's stockholders. However, the Board of Directors is elected by the stockholders and the stockholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

     The business experience of each of the persons listed above during the past five years is as follows:

     George I. Norman, III has been the Company's President and a director since December 30, 1999. He attended the University of Utah from 1973 to 1975, studying general education, accounting, business and finance. Mr. Norman returned to the University in 1979 and continued his studies in humanities, science, and finance. Mr. Norman has been self-employed since 1979 in Salt Lake City, Utah, as a financial and marketing consultant. In his business, Mr. Norman consults with both individual and corporate clients and provides consulting services related to making general business decisions, reviewing business plans and providing recommendations for raising capital. Also, Mr. Norman provides consulting services in the area of real estate management.

     Mr. Norman was the President and director from June 5, 1999 to September 29, 2004 of Treasure Mountain Holdings, Inc., a public development stage company which later became Vyteris Holdings, Inc. From April 22, 1997 to May 19, 2000 Mr. Norman was President and director of LiL Marc, Inc., a public development stage company developing child products through its wholly owned subsidiary, LILM, Inc. On May 19, 2000, Mr. Norman and his self-consulting business, Alewine Limited Liability Company, sold their controlling interest in LiL Marc to Com Vest Capital Partners LLC, a private equity firm located in New York City, New York, that makes investments in businesses and companies. On May 19, 2000, Mr. Norman purchased from LiL Marc a 100% interest in LILM, Inc. by exchanging his 100,000 shares of LiL Marc, Inc. (Nevada) common stock for 1,000,000 shares of LILM, Inc., which represented 100% of the issued and outstanding shares of LILM common stock. This transaction was finalized on June 16, 2000. Mr. Norman does not have any past or present affiliation with Com Vest Partners, other than the transaction cited above. From November 17, 2004 to November 17, 2005, Mr. Norman's business, Alewine Limited Liability Company, had a corporate finance consulting agreement with Scientific Energy, Inc., a public development stage company in the laptop battery industry. During this time Mr. Norman assisted management with the preparation of a business plan concerning its battery products. He also consulted with Scientific Energy's management in matters related to the preparation and filing with the SEC of its requisite compliance reports. Since its inception on July 15, 1994, Mr. Norman has been the President and Manager of the Alewine Limited Liability Company. He is married to Laurie J. Norman, the Company's Secretary-Treasurer.

     Laurie J. Norman has been Secretary-Treasurer and a director of the Company since December 30, 1999. From April 22, 1997 to May 19, 2000 Mrs. Norman was Secretary-Treasurer and director of LiL Marc, Inc., a public development stage company developing child products through its wholly owned subsidiary, LILM, Inc. She graduated in 1985 from Adams State College in Alamosa, Colorado, with a Bachelor of Science degree in biology. She studied German at the Goethe Institute in Murnau, Republic of Germany in 1990. Mrs. Norman has worked with children and adults as a ski instructor in the United States and New Zealand since 1981. Mrs. Norman has also worked in the main offices of the Alta Ski Resort near Salt Lake City, Utah and, since November 1991,teaches skiing part-time at the Resort from November to April each year. Since January 1997, Mrs. Norman has been the Secretary/Treasurer and Assistant Manager of the Alewine Limited Liability Company. Laurie J. Norman is the wife of George I. Norman, III.

     Jessie Scott Bean has been a director since September 30, 2001. Since July 7, 2001, he has been employed as a salesperson for time shares at Consolidated Resorts in Las Vegas, Nevada. From June 2, 2000 to June 28, 2001, Mr. Bean was a salesperson of vacation packages for Vacation Consultants International in Las Vegas and from May 1997 to June 1, 2000, he was a licensed auction and wholesale salesperson for Donkey Motors, also in Las Vegas. From September 8, 1997 to
September 1998, Mr. Bean was a salesperson of vacation packages for Global Odyssey in Pleasanton, California, and from 1996 to 1997, he was an auto salesperson for Willden Pride Dodge in Las Vegas. Mr. Bean graduated from Clark High School in Las Vegas, Nevada.

ITEM 6.       Executive Compensation

     The following discussion addresses any and all compensation awarded to earned by, or paid to the Company's named executive officers for the fiscal years ended December 31, 2004 and 2005 or the nine month period ended September 30, 2006. The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Both production and marketing are the responsibility of George Norman. We anticipate that during 2006 Mr. Norman will devote a minimum of 20 hours per week to Company business. Laurie Norman, the Company's Secretary / Treasurer, continues to assists Mr. Norman when needed as an office manager.

     The Company has not paid any salaries or other compensation to its officers or directors for their service on the Board of Directors for the years ended December 31, 2004 and 2005 or the nine month period ended September 30, 2006. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as business operations provide sufficient cash flow to provide for salaries. As of the date hereof, no person has accrued any compensation.

ITEM 7.       Certain Relationships and Related Transactions

     There have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate families.

     On May 19, 2000, George Norman, the Company's President, his self-employed consulting business, Alewine Limited Liability Company, Laurie Norman, the Company's Secretary / Treasurer, and Linda Bryson, a principal stockholder, sold to Com Vest Partners an aggregate of 1,194,166 shares of LiL Marc, Inc. (Nevada) for an aggregate amount of $ 315,000. Of this amount, Mr. Norman received $166,990, including the amount received by Alewine and Mrs. Norman. The transaction resulted after Com Vest Partners proposed that, as a controlling shareholder, it could bring greater value to LiL Marc stockholders by using ComVest's contacts in the investment banking field. Com Vest further proposed that it could use its corporate client base to find additional new business opportunities for LiL Marc by way of an acquisition, merger, joint venture, and/or license agreement with a prospective business that could advance LiL Marc's growth by increasing future revenues and its asset base. Com Vest had no interest in pursuing sales of the LiL Marc training urinal. LILM owned the patent to the LiL Marc, existing inventory and the plastic injection molds necessary to manufacture the LiL Marc product. In response to this, on May 19, 2000 Mr. Norman purchased from LiL Marc a 100% interest in LILM, Inc. by exchanging 100,000 shares of LiL Marc, Inc. (Nevada) common stock, valued at $25,000 for purposes of the exchange, for 1,000,000 shares of LILM common stock, representing all the issued and outstanding shares of LILM and also valued at $25,000 for purposes of the exchange. This transaction was finalized on June 16, 2000. Mr. Norman does not have any past or present affiliation with Com Vest Partners, other than the stated transaction. Ms. Bryson does not have any current relationship to or affiliation with the Company.

     In 2001, the Company sold 820,000 shares of common stock for the cash consideration of $20,500, or $.025 per share. Of these shares, Alewine purchased 800,000 shares and Mr. Bean, a director, purchased 20,000 shares. Alewine currently owns 1,863,475 shares (72%) of the Company's issued and outstanding shares. Alewine acquired 1,000,000 shares from LiL Marc, Inc. in May 19, 2000 in exchange of 100,000 shares of LiL Marc, Inc. Alewine acquired 800,000 shares from Peter Karapanos on August 31, 2001 at a cost of $25,000. Mr. Karapanos had purchased the shares from the Company on June 27, 2001 in a private placement at a cost of $20,000. Alewine purchased 35,200 shares from Jack Plumb on March 13, 2004 at a cost of $7,500. Mr. Plumb had previously purchased the shares from Kurt Bean, a subscriber to the Company's 2002 stock offering. Neither Mr. Karapanos nor Mr. Plumb is or has been otherwise affiliated with the Company except as stockholders. In February 2005, Alewine purchased 28,275 shares for $2,500 from George and Marlene Bean (father and mother of Scott Bean, a director of the Company) as payment of a personal loan made to Mr. and Mrs. Bean in February 2003. These shares were also initially acquired in the 2002 stock offering. Scott Bean, a director, acquired 20,000 shares from the Company on August 27, 2001 at a cost of $500.

     The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in corporate minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board rejects such an opportunity presented, and only in that event, any officer or director may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM 8.       Description of Securities

Common Stock

     The Company is authorized to issue 25 million shares of common stock, par value $.001 per share, of which 2,583,750 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to

     (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

    (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and

   (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

     Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The Company's common stock is currently included on the "pink sheets" under the symbol "LILM," although there has not been an active trading market for the shares. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

     The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

     As of March 29, 2006, there were 66 holders of record of the Company's common stock, which does not account for stockholders whose shares may be held in a brokerage account or in other nominee name. Because there has been only a limited public trading market for the Company's securities, no trading history is presented herein.

     The Company has not filed a registration statement under the Securities Act and all of its outstanding shares of common stock were issued pursuant to exemptions under that Act. In February 2003, the Company completed an offering of 763,750 shares of common stock to a total of 59 investors for gross proceeds of $61,100. After deducting costs and expenses associated with the offering, the net amount received by the Company was $55,030. The offering was made pursuant to an exemption from registration under the Securities Act provided by Regulation D, Rule 504 of the Securities Act. Sales were made pursuant to an Offering Memorandum and an initial Form D was filed with the SEC on April 25, 2002 and an amended Form D was filed on March 3, 2003 reporting the completion of the offering.

     As provided by Rule 502(d) of Regulation D, securities acquired in transactions that satisfy the requirements set forth in Rule 504 are not subject to the resale limitations set forth in Rule 502(d). Accordingly, the 763,750 shares issued pursuant to the Regulation D offering in 2003 are deemed not to be "restricted" securities, unless held by an affiliate or control person of the Company. The balance of 1,820,000 shares outstanding are considered restricted securities, unless sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an appropriate exemption from registration. Presently, all the 1,820,000 shares remain as restricted securities. A total of 1,863,275 of these restricted shares are held by affiliates or controlling stockholder of the Company and no restricted shares are held by nonaffiliates. Accordingly, the balance of 720,475 shares are considered freely tradeable and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling stockholder of the Company. Because all of the outstanding restricted shares have been issued and outstanding for more than two years, Rule 144 of the Securities Act is available to the holders of these shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations under Rule 144(k).

     Under Rule 144(k), the requirements of paragraphs (c), (e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. For purposes of this registration statement only, a controlling stockholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 2,583,750 shares considered to be not restricted owns more than ten percent (10%) of the Company's total outstanding shares.

     All of the 1,883,475 shares considered restricted securities and presently held by the three directors of the Company, are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. Accordingly, assuming the conditions of Rule 144 are otherwise met, each of these individuals could sell up to 25,838 shares per three month period.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.       Changes in and Disagreements With Accountants

     This Item is not applicable

ITEM 4.       Recent Sales of Unregistered Securities

     On December 30, 1999, the Company issued 1,000,000 shares of its common stock to its then parent company, LiL Marc, Inc., in exchange for the patent rights to the LiL Marc Training Urinal and the trade name of LiL Marc that were transferred to the Company. The total consideration for the shares was valued at $11,963. This issuance of shares was made in reliance on an exemption from the registration provisions of the Securities Act provided by Section 4(2) of that Act in that the transaction was between a parent and a subsidiary corporation, in which each party is considered an affiliate of the other party with the requisite knowledge of the business of the other party. The 1,000,000 shares were subsequently acquired on June 16, 2000 by Alewine Limited Liability Company ,which is owned by George Norman, the Company's President and Laurie Norman, the Company's Secretary/Treasurer.

     On June 27, 2001, the Company sold 800,000 shares of its common stock to Peter Karapanos for the cash consideration of $20,000. The 800,000 shares were subsequently acquired in August 2001 by Alewine Limited Liability Company for $25,000. Additionally, on August 27, 2001, the Company issued 20,000 shared of common stock to Scott Bean, a director of the Company, for the cash consideration of $500. This issuances by the Company of the 820,000 shares were made in private, isolated transactions to sophisticated investors having knowledge of the Company's business and financial conditions. Accordingly, the Company relied the exemption from the registration provisions of the Securities Act provided by Section 4(2) of that Act.

     On February 21, 2002, the Company commenced an offering of 1,500,000 shares of common stock at the price of $0.08 per share pursuant to an exemption from registration under the Securities Act provided by Rule 504 of Regulation D promulgated thereunder. The Company completed the offering in the State of Nevada on February 20, 2003 by selling a total of 763,750 shares to 59 investors, all residents of the State of Nevada, for gross proceeds of $61,100. The Company registered the offering with the State of Nevada and complied with the provisions of Regulation D and the State of Nevada in relying upon the exemption from registration provided by Rule 504.

ITEM 5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Pacific Stock Transfer Company, 500 East Warm Springs Rd. Suite 240, Las Vegas, NV 89119, as its transfer agent.


                                    PART F/S

     The Company's consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, have been examined to the extent indicated in their reports by Madsen & Associates, CPA's Inc., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB. The unaudited financial statements for the nine month period ended September 30, 2006 have been prepared by the Company.

MADSEN & ASSOCIATES, CPA's INC.                          684 East Vine St, # 3
Certified Public Accountants and Business Consultants    Murray, Utah 84107
                                                         Telephone 801-268-2632
                                                         Fax 801-262-3978




Board of Directors
LILM, INC. and Subsidiary and LIL Marc INC. (predecessor)
Salt Lake City, Utah

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of LILM, INC. and Subsidiary and LIL Marc INC. (predecessor) (development stage company) at December 31, 2005, and the consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2005, and 2004 and the period April 22, 1997 (date of inception of prodecessor) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LILM, INC.and Subsidiary and LIL Marc INC. (predecessor) at December 31, 2005, and the results of operations, and cash flows for the years ended December 31, 2005 and 2004 and the period April 22, 1997 (date of inception of LIL Marc, INC. (predecessor) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Salt Lake City, Utah
February  24,  2006                           s\ Madsen & Associates, CPA's Inc.
--------  ---  ----                           ----------------------------------

           LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                          ( Development Stage Company )
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2005

================================================================================



ASSETS
CURRENT ASSETS

   Cash                                                             $    21,530
                                                                    -----------

         Total Current Assets                                            21,530
                                                                    -----------

OFFICE EQUIPMENT - net of accumulated depreciation                        1,469
                                                                    -----------

                                                                    $    22,999

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

     Accounts payable                                               $       250
    Accounts payable - related party                                      5,797
                                                                    -----------

         Total Current Liabilities                                        6,047
                                                                    -----------

STOCKHOLDERS' EQUITY

    Common stock
         25,000,000 shares authorized  at $0.001 par value;
         2,583,750 shares issued and outstanding                          2,584
     Capital in excess of par value                                     135,111
    Accumulated deficit during development stage                       (120,743)
                                                                    -----------
          Total Stockholders' Equity                                     16,952
                                                                    -----------

                                                                    $    22,999












   The accompanying notes are an integral part of these financial statements.

           LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                          ( Development Stage Company )
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 For the Years Ended December 31, 2005 and 2004
                and the Period April 22, 1997 (date of inception
              of LIL Marc, INC. (predecessor) to December 31, 2005

================================================================================

                                                                    Apr 22, 1997
                                        Dec 31,         Dec 31,       to Dec 31,
                                         2005            2004           2005
                                      -----------    -----------    -----------


REVENUES                              $     1,515    $    11,418    $    14,734
                                      -----------    -----------    -----------

EXPENSES

   Administrative                          12,624         10,863        107,108
   Royalties                                   21             25             65
   Depreciation and amortization            1,562          2,261         28,304
                                      -----------    -----------    -----------
                                           14,207         13,149        135,477
                                      -----------    -----------    -----------

NET LOSS                              $   (12,692)   $    (1,731)   $  (120,743)
                                      ===========    ===========    ===========





NET LOSS PER COMMON SHARE

   Basic and diluted                  $      --      $      --
                                      -----------    -----------



AVERAGE OUTSTANDING SHARES

    Basic (stated in 1000's)                2,584          2,456
                                      -----------    -----------














   The accompanying notes are an integral part of these financial statements.


                    LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                                   ( Development Stage Company )
                               STATEMENT OF CHANGES IN STOCKHOLDERS'
         EQUITY For the Period December 30, 1999 (date of inception) to December 31, 2005

====================================================================================================

                                                                       Capital in
                                                  Common Stock          Excess of     Accumulated
                                              Shares        Amount      Par Value       Deficit
                                           -----------   -----------   -----------    -----------
Balance December 30,  1999 (predecessor)          --     $      --     $    51,977    $   (51,977)

Issuance of common shares for cash and a
    patent at $.0129 - December 30, 1999     1,000,000         1,000        11,963           --
Net operating loss for the year ended
   December 31, 2000                              --            --            --           (8,867)
Issuance of common shares for cash
 at $.025 - June 27, 2001                      800,000           800        19,200           --
Issuance of common shares for cash
   at $.025 - August 31, 2001                   20,000            20           480           --
Stock offering costs                              --            --            (375)          --
Capital contribution - related party              --            --             100           --
Net operating loss for the year
    ended December 31, 2001                       --            --            --          (13,537)
Stock offering costs                              --            --          (2,500)          --
Net operating loss for the year
   ended December 31, 2002                        --            --            --          (13,858)
Issuance of common shares for cash
   at $.08 - February 20, 2003                 763,750           764        60,336           --
Stock offering costs                              --            --          (6,070)          --
Net operating loss for year
   ended December 31, 2003                        --            --            --          (18,081)

Net operating loss for the year
   ended  December 31, 2004                       --            --            --           (1,731)
                                           -----------   -----------   -----------    -----------

Balance December 31, 2004                    2,583,750         2,584       135,111       (108,051)

Net operating loss for the year
   ended December 31, 2005                        --            --            --          (12,692)


Balance December 31, 2005                    2,583,750   $     2,584   $   135,111    $  (120,743)
                                           ===========   ===========   ===========    ===========




            The accompanying notes are an integral part of these financial statements.





                   LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                                  ( Development Stage Company )
                              CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the Years Ended December 31, 2005 and 2004 and the Period
                April 22, 1997 (date of inception of LIL Marc, Inc. (predecessor)
                                      to December 31, 2005

========================================================================================================

                                                                                           Apr 22, 1997
                                                                Dec 31,        Dec 31,          to
                                                                 2005           2004       Dec 31, 2005
                                                             -----------    -----------    -----------


CASH FLOWS FROM
   OPERATING ACTIVITIES
   Net loss                                                  $   (12,692)   $    (1,731)   $  (120,743)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

          Issuance of common stock for expenses                     --             --            8,700
          Depreciation and amortization                            1,562          2,261         28,154
          Changes in accounts payable                               (200)          (793)         1,659
          Contributions to capital - expenses                       --             --              100


          Net Cash Flows Used in Operations                      (11,330)          (263)       (82,130)
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING
   ACTIVITIES

      Purchase of patent                                            --             --          (28,650)
      Purchase office equipment                                     (503)        (1,399)        (1,902)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING
   ACTIVITIES

       Proceeds from issuance of common stock net of costs          --             --          134,212
                                                             -----------    -----------    -----------


   Net Change  in Cash                                           (11,833)        (1,662)        21,530
    Cash at Beginning of Period                                   33,363         35,025           --
                                                             -----------    -----------    -----------

   Cash at End of Period                                     $    21,530    $    33,363    $    21,530
                                                             ===========    ===========    ===========




NON CASH  FLOWS  FROM OPERATING AND INVESTING ACTIVITIES

        Issuance of  922,900 common shares for a patent - 2000                             $    11,963
                                                                                           -----------
        Contributions to capital - expenses - 2001                                                 100
                                                                                           -----------


             The accompanying notes are an integral part of these financial statements.

                                              F-5

           LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                          ( Development Stage Company )
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2005

--------------------------------------------------------------------------------


1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on December 30, 1999 with authorized common stock of 25,000,000 shares with a par value of $.001.

The principal business activity of the Company is to manufacture and market the "LiL Marc" urinal used in the training of young boys.

During January 2005 the Company organized "LiL Marc, Inc.", in the state of Utah, and transferred all its assets, liabilities, and operations to LiL Marc Inc. in exchange for all of the outstanding stock of LiL Marc, Inc. for the purpose of continuing the operations in the subsidiary.

"LiL Marc, Inc." (predecessor) was incorporated under the laws of the state of Nevada on April 22, 1997 for the purpose of marketing and sales of the "Lil Marc" training urinal for use by young boys. The marketing and sales activity was transferred to LILM, Inc. on December 30, 1999.

Included in the following financial statements are the combined statement of operations of LIL Marc, Inc. (predecessor) for the period April 22, 1997 to December 30, 1999 and LILM, Inc., and its subsidiary, for the period December 30, 1999 to December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2005, the Company had a net operating loss available for carryforward of $68,766. The income tax benefit of approximately $21,000 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations. The net operating loss will expire starting in 2021 through 2026.

           LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2005

--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition
-------------------

Revenue is recognized upon the completion of the sale and shipment of the training urinal products.

Advertising and Market Development
----------------------------------

The company expenses advertising and market development costs as incurred.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values due to their short term maturities.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial and Concentrations Risk
---------------------------------

The Company does not have any concentration or related financial credit risk.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary from its inception. All significant intercompany accounts and balances have been eliminated in consolidation.

           LILM, INC. and SUBSIDIARY and LIL MARC, INC. (predecessor)
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2005

--------------------------------------------------------------------------------


Office Equipment
----------------

Office equipment consists of computers and is depreciated over three years on the straight method.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  PATENT

The Company acquired a patent, from a related party, for the "LiL Marc" training urinal and was recorded at the predecessor cost, less amortization. The patent was issued on July 16, 1991 and has been fully amortized.

The terms of the acquisition of the patent includes a royalty of $.25, due to the inventor, on the sale of each training urinal.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-directors have acquired 73% of the outstanding common stock of the Company and have made demand, no interest, loans to the Company of $5,797.

                                   LILM, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                               September 30, 2006


                                LILM, INC. and SUBSIDIARY
                              ( Development Stage Company )
                               CONSOLIDATED BALANCE SHEETS
                        September 30, 2006 and December 31, 2005

========================================================================================


                                                                Sept 30,        Dec 31,
                                                                  2006            2005
                                                              -----------    -----------
ASSETS
CURRENT ASSETS
   Cash                                                       $    12,731    $    21,530
                                                              -----------    -----------
        Total Current Assets                                       12,731         21,530
                                                              -----------    -----------

OFFICE EQUIPMENT - net of depreciation                              1,189          1,469
                                                              -----------    -----------

                                                              $    13,920    $    22,999
                                                              ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable - related party                          $     5,797    $     5,797
     Accounts payable                                                --              250
                                                              -----------    -----------
         Total Current Liabilities                                  5,797          6,047
                                                              -----------    -----------

STOCKHOLDERS' EQUITY

    Common stock
         25,000,000 shares authorized  at $0.001 par value;
         2,583,750 shares issued and outstanding                    2,584          2,584
     Capital in excess of par value                                83,134         83,134
    Accumulated deficit during development stage                  (77,595)       (68,766)
                                                              -----------    -----------
          Total Stockholders' Equity                                8,123         16,952
                                                              -----------    -----------

                                                              $    13,920    $    22,999
                                                              ===========    ===========


    The accompanying notes are an integral part of thesefinancial statements.



                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                      CONSOLIDATED STATEMENT OF OPERATIONS
                For the Three and Nine Months Ended September 30,
                 2006 and 2005 and the Period December 30, 1999
                    (date of inception) to September 30, 2006

=============================================================================================================


                                             Three Months                  Nine Months            Dec 30,
                                    ---------------------------   --------------------------       1999
                                      Sept 30,       Sept 30,       Sept 30,       Sept 30,    to Sept 30,
                                       2006            2005          2006            2005          2006
                                    -----------    -----------    -----------    -----------   -----------

REVENUES                            $       474    $       700    $     2,718    $       877   $    17,106
                                    -----------    -----------    -----------    -----------   -----------

EXPENSES

    Administrative                        3,319            740         11,057          9,891        81,750
    Royalties                              --             --               16           --              81
    Depreciation and amortization           158            937            474          1,406        12,870
                                    -----------    -----------    -----------    -----------   -----------
                                          3,477          1,677         11,547         11,297        94,701
                                    -----------    -----------    -----------    -----------   -----------

NET LOSS                            $    (3,003)   $      (977)   $    (8,829)   $ ( 10,420)   $   (77,595)
                                    ===========    ===========    ===========    ===========   ===========





NET LOSS PER COMMON SHARE

   Basic and diluted                $      --      $      --      $      --      $      --
                                    -----------    -----------    -----------    -----------



AVERAGE OUTSTANDING SHARES

    Basic (stated in 1000's)              2,548          2,548          2,584          2,548
                                    -----------    -----------    -----------    -----------


The accompanying notes are an integral part of these financial statements.



                                        LILM, INC. and SUBSIDIARY
                                      ( Development Stage Company )
                                  CONSOLIDATED STATEMENT OF CASH FLOWS
                      For the Nine Months Ended September 30, 2006 and 2005 and the
                   Period December 30, 1999 (date of inception) to September 30, 2006

=========================================================================================================
                                                                                             Dec 30,
                                                                                              1999
                                                               Sept 30,       Sept 30,     to Sept 30,
                                                                2006           2005           2006
                                                             -----------    -----------    -----------


CASH FLOWS FROM
   OPERATING ACTIVITIES
   Net loss                                                  $    (8,829)   $   (10,420)   $   (77,595)

   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

          Depreciation and amortization                              474          1,406         12,870
          Changes in accounts payable                               (250)          --             --
          Contributions to capital - expenses                       --             --              100


          Net Cash Flows Used in Operations                       (8,605)        (9,014)       (64,625)
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING
   ACTIVITIES

      Purchase office equipment                                     (194)          (504)        (2,096)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING
   ACTIVITIES

       Changes in advances from  related  parties                   --             --            5,797
       Proceeds from issuance of common stock net of costs          --             --           73,655
                                                             -----------    -----------    -----------


   Net Change  in Cash                                            (8,799)        (9,518)        12,731
    Cash at Beginning of Period                                   21,530         33,363           --
                                                             -----------    -----------    -----------

   Cash at End of Period                                     $    12,731    $    23,845    $    12,731
                                                             ===========    ===========    ===========


NON CASH  FLOWS  FROM OPERATING AND INVESTING ACTIVITIES

        Issuance of  922,900 common shares for a patent - 2000              $    11,963
                                                                            -----------
        Contributions to capital - expenses - 2001                                  100
                                                                            -----------

              The accompanying notes are an integral part of these financial statements.


                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2006

--------------------------------------------------------------------------------


1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on December 30, 1999 with authorized common stock of 25,000,000 shares with a par value of $.001.

The principal business activity of the Company is to manufacture and market the "LiL Marc" urinal used in the training of young boys.

During January 2005 the Company organized "LiL Marc, Inc.", in the state of Utah, and transferred all its assets and liabilities to LiL Marc Inc. in exchange for all of the outstanding stock of LiL Marc, Inc. for the purpose of continuing the operations of the Company in the subsidiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On September 30, 2006, the Company had a net operating loss available for carryforward of $77,595. The income tax benefit of approximately $23,300 from the carryforward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has not started full operations. The net operating loss will expire starting in 2021 through 2027.

Revenue Recognition
-------------------

Revenue is recognized upon the completion of the sale and shipment of the training urinal products.

Advertising and Market Development
----------------------------------

The company expenses advertising and market development costs as incurred.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                               September 30, 2006

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values due to their short term maturities.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial and Concentrations Risk
---------------------------------

The Company does not have any concentration or related financial credit risk.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary from its inception. All significant intercompany accounts and balances have been eliminated in consolidation.

                            LILM, INC. and SUBSIDIARY
                          ( Development Stage Company )
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                               September 30, 2006

--------------------------------------------------------------------------------


3.  PATENT

The Company acquired a patent, from a related party, for the "LiL Marc" training urinal and is shown at the predecessor cost, less amortization. The patent was issued on July 16, 1991 and is fully amortized.
The terms of the acquisition of the patent includes a royalty of $.25, due to the inventor, on the sale of each training urinal.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-directors have acquired 73% of the outstanding common stock of the Company and have made demand, no interest, loans to the Company of $ 5,797.

                                    PART III

ITEM 1.      Index to Exhibits

The following exhibits are filed with this registration statement:

Exhibit No.                                          Exhibit Name
-----------                                          ------------
       3.1*          Articles of Incorporation (Nevada)
       3.2*          By-Laws of Registrant
       4.1*          Instrument defining rights of holders (See Exhibit No. 3.1,
                       Articles of Incorporation)
     10.1**          Promissory Note
     21.1*           Subsidiaries
----------------
     *   Included as exhibit to Form 10-SB filed March 30, 2006.
     ** Included as Exhibit to Amendment No. 1 to Form 10-SB/A filed August 22, 2006

ITEM 2.   Description of Exhibits

     See Item I above.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                            LILM, INC
                                           (Registrant)



Date:   November 27, 2006       By:   /S/ GEORGE I. NORMAN, III
                                   --------------------------------------------
                                    George I Norman, III
                                    President, Chief Executive Officer and
                                          Director

                                       S-2